

Mail Stop 7010

September 3, 2008

Via U.S. Mail and Fax (702) 989-9012
Mr. Jon Fullenkamp
Chief Financial Officer
Victory Energy Corporation
112 N. Curry Street
Carson City, NV 89703-4934

> Re: **Victory Energy Corporation**
>   **Form 10-KSB/A for the Fiscal Year Ended December 31, 2007**
>   **Filed April 18, 2008**
>   **File No. 2-76219-NY**

Dear Mr. Fullenkamp:

　　We have reviewed your supplemental response letter dated August 14, 2008 as well as the above referenced filings and have the following comments. As noted in our comment letter dated July 21, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-KSB/A for year ended December 31, 2007

1.　　We have considered your response to our prior comment number one in our letter of July 21, 2008 with regard to your conclusion that disclosure controls and procedures were effective as of the end of the fiscal year. In that comment, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and **reported** within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that disclosure controls and procedures were not effective as of the end of the fiscal year.

Form 10-Q for the period ended March 31, 2008

2.   We note your response to our prior comments 2, 3, 6 and 8.

- It appears in your response to comment 2 that the <u>private investment group provided your funding and invested $1,430,000</u> for the 50% of the 74% - a 37% interest in the whole.

  In your response to comment 3, you state you negotiated terms for a share of an operating lease and drilling operations for a combined sum of <u>$3 million</u> and the sum was <u>provided by a private investment group</u>. Please clarify the total amount of the investment by the private investment group - $1.4 million or $3 million.

  If the investment was either $1.4 million or $3 million, we would expect you to record a working interest in wells asset on your balance sheet for one of those amounts and a corresponding liability on your behalf to the private investment group. This does not appear to be what is reflected on your financial statements in your Form 10-Q for the period ended March 31, 2008. Please clarify your accounting treatment for this transaction. Tell us how the $1.4 million funded by the investment group, if that is the correct amount, was recorded on your balance sheet.

- Further, it is not clear why a sale of the working interest in the wells is reflected on your financial statements. From your response, it appears the only transaction that has occurred has been a purchase of a working interest in wells, and that purchase was financed through an arrangement with private investors. Please provide more clarification on the origin of the sale of a working interest in the wells.

3.   We note your response to our prior comment 3. We re-issue our original comment. If we can establish there was a sale of working interest in your wells, please tell us your consideration of paragraph 45 of SFAS No.144. It appears you have responded to your consideration of paragraph 44(a) of SFAS No. 144.

     Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please file your response letter via EDGAR. You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Kim

Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Chris White

Chris White
Branch Chief